UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cang Bao Tian Xia International Art Trade Center, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

137581 104

(CUSIP Number)

John B. Lowy

575 Lexington Ave, Fourth Floor, New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137581 104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS ZHOU, XINGTAO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 59,839,271 COMMON SHARES
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 59,839,271 COMMON SHARES
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,839,271 COMMON SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 137581 104	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

Cang Bao Tian Xia International Art Trade Center, Inc. Common Stock, $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

Xingtao Zhou

(b)

Unit 609 Shengda Plaza, No.61 Guoxing Ave., Meilan District, Hainan Province, China

(c)

Mr. Zhou is the CEO and principal shareholder of both Hainan Cangbao Tianxia Cultural Relic Co., Ltd. and Cangbao Tianxia (Shanghai) Cultural Relic Co., Ltd.

(d)

During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

(f)

Mr. Zhou is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

In connection with the Share Exchange Agreement, the Issuer issued 75,000,000 shares of common stock to the Cayman Company Shareholders, in exchange for 100% of the issued and outstanding shares of Cayman Company from the Cayman Company Shareholders, which resulted in Cayman Company becoming the Issuer’s wholly owned subsidiary. The Reporting Person received 42,000,000 common shares in connection with the consummation of the share exchange.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person received 42,000,000 common shares of the Issuer in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, as discussed in Item 3 above. The purpose of the share exchange was to permit the Issuer to acquire the Cayman Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The reporting person owns 59,839,271of the Issuer’s 110,319,245 issued and outstanding common shares, 54.2%.

(b)

The reporting person has sole voting and sole power to dispose of or direct the disposition of the shares.

(c)

The reporting person received the shares as of July 27, 2020.

(d)

No other person has rights with respect to the shares owned by the reporting person.

(e)

Not applicable.

CUSIP No. 137581 104	13D	Page 4 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements understandings or relationships between the reporting person and any other person with respect to the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Filed as an Exhibit is the Share Exchange Agreement by which the reporting person received the common shares referred to herein.

Exhibit Number	Exhibit Name

1	Share Exchange Agreement (Incorporated by reference to Exhibit 2.1 on Form 8-K filed July 27, 2020 with the Securities and Exchange Commission)

CUSIP No. 137581 104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020	By:	Zhou Xing Tao
Name: XINGTAO ZHOU

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).